EXHIBIT 12.1
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
The following table sets forth our consolidated ratio of earnings to fixed changes for the periods indicated.

	Oct. 2,	Oct. 3,	Sept. 28,	Sept. 29,	Sept. 30,
	2009	2008	2007	2006	2005
	(in thousands, except per share amounts)

Earnings:
Income/(loss) before income taxes	$(21,549)	$7,846	$(21,803)	$(22,665)	$(62,259)
Add: Fixed charges	3,865	4,434	4,368	4,771	4,205

	$(17,684)	$12,280	$(17,435)	$(17,894)	$(58,054)

Fixed Charges:
Interest expense	$1,803	$2,360	$2,241	$2,231	$1,788
Interest portion of rental expense	2,062	2,074	2,127	2,540	2,417

	$3,865	$4,434	$4,368	$4,771	$4,205

Ratio of earnings to fixed charges (1)	—	2.8	—	—	—

(1)	Our earnings were insufficient to cover our fixed charges by $21.5 million (2009), $21.8 million (2007), $22.7 million (2006), and $62.3 million (2005).